FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34738

Kingtone Wirelessinfo Solution Holding Ltd
(Translation of registrant’s name into English)

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province,
People’s Republic of China 710065
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Kingtone Wirelessinfo Solution Holding Ltd

FORM 6-K/A

Explanatory Note

This Amendment to Form 6-K (the “Form 6-K/A”) amends our Notice of Annual Meeting and Proxy Statement and Form of Proxy Card originally filed with the Securities and Exchange Commission (“SEC”) on August 5, 2011 (the “Form 6-K”) to correct the address of the annual shareholders meeting set forth in the Proxy Statement.

The remaining portions of the Form 6-K are unaffected by the changes described above and have not been amended. This Form 6-K/A continues to speak as of the date of the Form 6-K and no attempt has been made in this Form 6-K/A to modify or update disclosures in the original Form 6-K except as noted above. This Form 6-K/A does not reflect events occurring after the filing of the Form 6-K or modify or update any related disclosures and information not affected by the amendment is unchanged and reflects the disclosure made at the time of the filing of the Form 6-K with the SEC, except as noted above. Accordingly, this Form 6-K/A should be read in conjunction with any documents incorporated by reference to the Form 6-K and filed with the SEC, including any amendments to those filings.

Kingtone Wirelessinfo Solution Holding Ltd is furnishing under the cover of Form 6-K/A:

Exhibit 99.1 Amended Notice of Annual Meeting and Proxy Statement of Kingtone Wirelessinfo Solution Holding Ltd.

Exhibit 99.2 Amended Form of Proxy Card.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingtone Wirelessinfo Solution Holding Ltd

By:	/s/ Peng Zhang
Name:	Peng Zhang
Title:	Chief Executive Officer

Date: August 11, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Amended Notice of Annual Meeting and Proxy Statement of Kingtone Wirelessinfo Solution Holding Ltd.

99.2	Amended Form of Proxy Card.